



10030954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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SEC MAIL PROCESSING RECEIVED APR 20 2010 WASH, D.C. 193 SECTION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50501 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Warburg Global Financial Services, Inc. CRD#43979
formerly known as Marks, McBroom, Walston Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 S. Figueroa Street, Suite 1750
(No. and Street)

| Los Angeles | CA | 90017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Claudette Burgess-Gay 213-612-4626
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name)*

| 11300 West Olympic Blvd., Suite 875 | Los Angeles | CA | 90064 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



AB 4/28

AB 4/28

# OATH OR AFFIRMATION

I, Claudette Burgess-Gay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Warburg Global Financial Services, Inc. CRD# 43979, formerly known as Marks, McBroom, Walston Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



VERNICE SCOTT
NOTARY
MY COMM. EXP.
FEBRUARY 01, 2014
PUBLIC
FULTON COUNTY, GA


Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPANY NAME: Marks, McBroom, Walston Securities, Inc.

SEARCH FOR UNRECORDED LIABILITIES
December 31, 2009

I have reviewed with Joseph Yafeh, CPA, payments subsequent to December 31, 2009. All payments are for invoices listed on the December 31, 2009 accounts payable schedule are applicable to the year ending December 31, 2009 except:

Cy Gay
Signature

President
Title

No invoices are being contested or are being held which are not listed on the December 31, 2009 A/P schedule.

Cy Gay
Signature

President
Title

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

MARKS, MCBROOM, WALSTON SECURITIES, INC.
CRD # 43979

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

## CONTENTS

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Marks, McBroom, Walston Securities, Inc. (CRD # 43979)
Los Angeles, CA

I have audited the accompanying statement of financial condition of Marks, McBroom, Walston Securities, Inc. as of December 31, 2009 and related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Marks, McBroom, Walston Securities, Inc. as of December 31, 2009 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Yafeh, CPA

Los Angeles, California
March 24, 2010

MARKS, MCBROOM, WALSTON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 25,287 |
| TOTAL ASSETS | $ 25,287 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Commissions payable | 280 |
| Taxes payable | $ 800 |
| TOTAL LIABILITIES | 1,080 |
| Stockholders' equity: | |
| Common stock, no par value, 10,000 shares authorized, 2,500 shares issued and outstanding | 18,638 |
| Additional paid in capital | 32,019 |
| Retained deficit | (26,450) |
| TOTAL STOCKHOLDERS' EQUITY | 24,207 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 25,287 |

See accompanying notes to financial statements

MARKS, MCBROOM, WALSTON SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| REVENUES | |
| Fees income - related company | $ 41,413 |
| TOTAL REVENUES | 41,413 |
| OPERATING EXPENSES | |
| Clearing fees | 6,100 |
| Commission expense | 31,878 |
| TOTAL OPERATING EXPENSES | 37,978 |
| INCOME BEFORE TAX PROVISION | 3,435 |
| STATE INCOME TAX PROVISION | 800 |
| NET INCOME | $ 2,635 |

See accompanying notes to financial statements

MARKS, MCBROOM, WALSTON SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

| | Common Stock Shares | Common Stock | Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2008 | 2,500 | $ 18,638 | $ 28,824 | $ (29,085) | $ 18,377 |
| Contribution | | | 3,195 | | 3,195 |
| Net Income | | | | 2,635 | 2,635 |
| Balance, December 31, 2009 | 2,500 | $ 18,638 | $ 32,019 | $ (26,450) | $ 24,207 |

See accompanying notes to financial statements

MARKS, MCBROOM, WALSTON SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net income | $ 2,635 |
| Changes in operating assets and liabilities: | |
| Accrued liabilities | (3,379) |
| Loan from affiliated company | (1,397) |
| Taxes payable | (1,000) |
| Net cash used in operating activities | (3,141) |
| Cash Flows from Investing Activities: | 0 |
| Cash Flows from Financing Activities: | |
| Contributions | 3,195 |
| Net increase in cash | 54 |
| Cash and cash equivalents at beginning of year | 25,233 |
| Cash and cash equivalents at end of year | $ 25,287 |
| Supplemental Cash Flow Information | |
| Cash paid for interest | $ 0 |
| Cash paid for income tax | $ 0 |

See accompanying notes to financial statements

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Marks, McBroom, Walston Securities, Inc. (the Company), previously known as Katz & Co., LTD was incorporated on April 2, 1998 and is registered as a broker-dealer in securities under the Securities and Exchange Commission SEC Rule 15(b). The Company executes and clears all the transactions of an affiliate company (a Registered Investment Advisor, "RIA") through a clearing broker on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under subparagraph (k) (2) (ii).

The Company has no operating revenue but exists exclusively for its RIA affiliate. Clearing fees paid by the Company are reimbursed by the RIA. All other operating and overhead expenses are paid by the RIA.

In November 2009, the Company entered into an agreement to be sold to Alliance Warburg Global Financial Services, Inc. The name change was approved on Jan. 4, 2010 by FINRA and final approval from FINRA on the sale is pending. No difficulties are expected as of this date.

## NOTE 2 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See page 8 for the net capital computation.

## NOTE 3 - PROVISION FOR INCOME TAXES

The Company's fiscal year ends December 31, 2009. The provision for income taxes for the year consists of the following:

| | |
|---|---|
| State | 800 |
| | $ 800 |

## NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 5 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended December 31, 2009, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal years ending December 31, 2009 because the Company's SIPC Net Operating Revenues are under $500,000.

MARKS, MCBROOM, WALSTON SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
December 31, 2009

COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total ownership equity from statement of financial condition | $ | 24,207 |
| Nonallowable assets | | 0 |
| NET CAPITAL | $ | 24,207 |

COMPUTATION OF NET CAPITAL REQUIREMENTS

| | | |
|---|---|---|
| Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness | $ | 72 |
| Minimum dollar net capital required | $ | 5,000 |
| Net Capital required (greater of above amounts) | $ | 5,000 |
| EXCESS CAPITAL | $ | 19,207 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ | 24,099 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total liabilities | $ | 1,080 |
| Percentage of aggregate indebtedness to net capital | | 4.46% |

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

| | | |
|---|---|---|
| Unaudited net capital | $ | 18,433 |
| Audit adjustment to accrued liabilities | | 4,776 |
| Audit adjustment to state taxes payable | | 1,000 |
| Rounding | | (2) |
| Audited net capital | $ | 24,207 |

See accompanying notes to financial statements

**MARKS, MCBROOM, WALSTON SECURITIES, INC.**
**SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3**
**AS OF DECEMBER 31, 2009**

A computation of reserve requirement is not applicable to Marks, McBroom Walston Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

## MARKS, MCBROOM, WALSTON SECURITIES, INC.
## SCHEDULE III– INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
## AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Marks, McBroom Walston Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Marks, McBroom, Walston Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Marks, McBroom, Walston Securities, Inc. (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Marks, McBroom, Walston Securities, Inc.
Los Angeles, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the FINRA, SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA

Los Angeles, California
March 24, 2010